March 25, 2025

Menachem Shalom
Chief Executive Officer
Kochav Defense Acquisition Corp.
575 Fifth Avenue, 14th Floor
New York, NY 10017

       Re: Kochav Defense Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted February 26, 2025
           CIK No. 0002053799
Dear Menachem Shalom:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please state here that you intend to focus on a business combination in the defense and aerospace industries, as you do on pages 3 and 110.
2. We note your discussion regarding redemption rights limitations. We also note your disclosure on page 56 that you will have net tangible assets in excess of $5,000,000 upon the completion of this offering. Please also state, if true, that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. See Item 1602(a)(2) of Regulation S-K.
3. We note that you intend to apply to have your units listed on Nasdaq and that there is no guarantee that your securities will be approved for listing. Please also state whether this offering is conditioned on Nasdaq approval.
 March 25, 2025
Page 2

Business Strategy, page 3

4. Please revise this section to clarify, as you have on page 56, that your ability to identify and evaluate a target company may be impacted by competition among other
       SPACs pursuing business combination transaction candidates. Please also clarify that this competition may impact the attractiveness of the acquisition terms that you will be able to negotiate with potential targets.
Our Management Team, page 4

5. Please revise your disclosure both here and on pages 111 and 112 to disclose whether the sponsor, its affiliates, or any promoters have experience in organizing special purpose acquisition companies. If so, please discuss the extent to which the sponsor, its affiliates, or promoters are involved in such other special purpose acquisition company's activities. Your disclosure should discuss any completed business combinations, liquidated SPACs, pending de-SPAC transactions and any SPACs still searching for a target. See Item 1603(a)(3) of Regulation S-K.
Our Sponsor, page 6

6.     You state that Menachem Shalom is the sole managing member of Star 52
Sponsor
       LLC and no other entity or person has a direct or indirect material interest in your sponsor. Please also disclose the amount of Menachem Shalom's interest as required by Item 1603(a)(7) of Regulation S-K.
7. We note your table beginning on page 6 sets forth the payments to be received by your sponsor and its affiliates in connection with the completion of your initial business combination. Please disclose the nature and amounts of any finder's fees, advisory fees, consulting fees, and success fees or salaries to be paid to Star 52
       Sponsor LLC, your officers, directors, and/or their affiliates, as required by Item
       1603(a)(6) of Regulation S-K, or otherwise advise.
Initial Business Combination, page 12

8. Please state here and on page 27 that there are no limits to the number of extensions that you may seek and that you do not expect to extend the time period to consummate your initial business combination beyond 36 months from the closing of this offering, as you do on page 119. See Item 1602(b)(4) of Regulation S-K.
Our Business Combination Process, page 12

9. We note your statements on pages 12 and 118 that you do not believe that the fiduciary or contractual duties of your officers or directors will materially affect your ability to complete a business combination. We also note your statements elsewhere that the fiduciary duties or contractual obligations of your officers or directors "could materially affect" your ability to complete your initial business combination. Please reconcile. To the extent you do not believe such duties will materially affect your ability to complete a business combination, please provide a basis for such statement.
 March 25, 2025
Page 3
Conflict of Interest, page 42

10. You state here and on page 117 that certain of your officers and directors presently have fiduciary or contractual obligations to other entities pursuant to which such officer or director is required to present a business combination opportunity to such entity. Please identify the specific officers or directors and the other entities referenced.

        Please contact Vanessa Robertson at 202-551-3649 or Lynn Dicker at 202-551-3616
if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   David E. Fleming, Esq.